Filed Pursuant to Rule 424(b)(5)

File Number: 333-208264

PROSPECTUS

$23,296,027

Common Shares of Beneficial Interest

On May 2, 2016, we entered into an Amended and Restated ATM Equity OfferingSM Sales Agreement, or the sales agreement, with Merrill Lynch, Pierce, Fenner & Smith Incorporated, or Merrill Lynch, relating to our common shares of beneficial interest, $.01 par value, or common shares, offered by this prospectus. In accordance with the terms of the sales agreement, we may offer and sell our common shares having an aggregate sales price of up to $50,000,000 from time to time through Merrill Lynch as our sales agent. Prior to the date of this prospectus, we sold common shares having an aggregate sales price of $26,701,986 pursuant to the original sales agreement and a separate prospectus dated November 30, 2012, as supplemented by a prospectus supplement dated November 8, 2013. As of the date of this prospectus, we may offer and sell up to $23,296,027 in aggregate sales price of common shares from time to time pursuant to the sales agreement and this prospectus.

In accordance with the terms of the sales agreement, we may offer and sell our common shares at any time and from time to time through Merrill Lynch as our sales agent. Sales of the common shares, if any, will be made by means of ordinary brokers’ transactions on the New York Stock Exchange, or the NYSE, or otherwise at market prices prevailing at the time of the sale, at prices related to the prevailing market prices or at negotiated prices.

Our common shares are listed on the NYSE under the symbol “UHT.” The last reported sale price of our common shares on the NYSE on April 29, 2016 was $54.60 per share.

To preserve our status as a real estate investment trust, or REIT, for federal income tax purposes, we impose certain restrictions on ownership of our common shares. See “Description of the Trust’s Shares of Beneficial Interest—Redemption and Business Combination Provisions.”

Investing in our common shares involves a high degree of risk. Before buying any common shares, you should read the discussion of material risks of investing in our common shares set forth under the caption “Risk Factors” beginning on page 8 of this prospectus and beginning on page 8 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2015, risks we disclose in future filings with the Securities and Exchange Commission, as well as the other information included in this prospectus and the documents incorporated by reference herein and therein.

Neither the Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of the common shares or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch will receive from us a commission equal to 2.5% of the gross sales price per share for any common shares sold through it as our sales agent under the sales agreement. Subject to the terms and conditions of the sales agreement, Merrill Lynch will use its commercially reasonable efforts to sell on our behalf any common shares to be offered by us under the sales agreement.

BofA Merrill Lynch

The date of this prospectus is May 2, 2016.

In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus. We have not, and Merrill Lynch has not, authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

This prospectus is not an offer to sell, nor does it seek an offer to buy, the common shares offered by this prospectus in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus and the documents incorporated by reference herein is accurate only as of the date of the document in which such information is included or such other date as may be specified therein, regardless of the time of any sale of the common shares offered hereby. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

All references in this prospectus to “we,” “us,” “our” and the “Trust” refer to Universal Health Realty Income Trust. In this prospectus, the term “revenues” does not include the revenues of the unconsolidated limited liability companies (“LLCs”) and limited partnerships (“LPs”) in which we have various non-controlling equity interests ranging from 33% to 95%. We currently account for our share of the income/loss from these investments by the equity method. As of December 31, 2015, we had investments in five jointly-owned LLCs/LPs which own medical office buildings, all of which are accounted for by the equity method. These LLCs/LPs are included in our financial statements for all periods presented on an unconsolidated basis since they are not variable interest entities for which we are the primary beneficiary, nor do we hold a controlling voting interest.

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ABOUT THIS PROSPECTUS

This prospectus is part of a shelf registration statement on Form S-3 that we filed with the SEC. As allowed by the SEC rules, this prospectus does not contain all of the information included in the registration statement. For further information, we refer you to the registration statement, including its exhibits. Statements contained in this prospectus about the provisions or contents of any agreement or other document are not necessarily complete. If the SEC’s rules and regulations require that an agreement or document be filed as an exhibit to the registration statement, please see that agreement or document for a complete description of these matters.

You should read this prospectus together with any additional information you may need to make your investment decision. You should also read and carefully consider the information in the documents we have referred you to in “Incorporation of Documents by Reference” below. Information incorporated by reference after the date of this prospectus is considered a part of this prospectus and may add, update or change information contained in this prospectus. Any information in such subsequent filings that is inconsistent with this prospectus will supersede the information in this prospectus.

INCORPORATION OF DOCUMENTS BY REFERENCE

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at its public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of this information by mail from the public reference room of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov. You may inspect information that we file with the NYSE, as well as our SEC filings, at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” certain information we file with the SEC, which means that we can disclose important information to you by referring to the other information we have filed with the SEC. We incorporate by reference the following documents we filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act”:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2015;

•	our proxy statement on Schedule 14A filed on April 22, 2016;

•	our Current Report on Form 8-K filed on May 2, 2016; and

•	the description of the Trust’s common shares contained in the Trust’s Current Report on Form 8-K, filed on August 13, 2009, including any amendments or reports filed for the purpose of updating such description.

We are also incorporating by reference additional documents that we may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering (other than any portions of any such documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable SEC rules). These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as Proxy Statements. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Documents incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference the exhibit in this prospectus. You may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from:

Universal Health Realty Income Trust

Universal Corporate Center

367 South Gulph Road

P.O. Box 61558

King of Prussia, Pennsylvania 19406-0958

Attention: Chief Financial Officer

(610) 265-0688

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Statements in this prospectus and the information incorporated by reference in this prospectus that are not historical factual statements are “forward-looking statements” that reflect our current estimates, expectations and projections about our future results, performance, prospects and opportunities. Forward-looking statements include, among other things, the information concerning our possible future results of operations, business and growth strategies, financing plans, expectations that regulatory developments or other matters will not have a material adverse effect on our business or financial condition, our competitive position and the effects of competition, the projected growth of the industry in which we operate, and the benefits and synergies to be obtained from our completed and any future acquisitions, and statements of our goals and objectives, and other similar expressions concerning matters that are not historical facts. Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “appears,” “projects” and similar expressions, as well as statements in future tense, identify forward-looking statements.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, such performance or results will be achieved. Forward-looking information is based on information available at the time and/or our good faith belief with respect to future events, and is subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements. Such factors include, among other things, the following:

•	a substantial portion of our revenues are dependent upon one operator, Universal Health Services, Inc. (“UHS”). We cannot assure you that subsidiaries of UHS will renew the leases on our three acute care hospitals (which are scheduled to expire in December 2016) and two free-standing emergency departments at existing lease rates or fair market value lease rates. In addition, if subsidiaries of UHS exercise their options to purchase the respective leased hospital facilities upon expiration of the lease terms, our future revenues and results of operations could decrease if we were unable to earn a favorable rate of return on the sale proceeds received, as compared to the rental revenue currently earned pursuant to these leases;

•	in certain of our markets, the general real estate market has been unfavorably impacted by increased competition/capacity and decreases in occupancy and rental rates which may adversely impact our operating results and the underlying value of our properties;

•	a number of legislative initiatives have recently been passed into law that may result in major changes in the health care delivery system on a national or state level to the operators of our facilities, including UHS. No assurances can be given that the implementation of these new laws will not have a material adverse effect on the business, financial condition or results of operations of our operators;

•	a subsidiary of UHS is our Advisor, and our officers are all employees of a wholly-owned subsidiary of UHS, which may create the potential for conflicts of interest;

•	lost revenues resulting from the exercise of purchase options, lease expirations and renewals, loan repayments and other restructuring;

•	our ability to continue to obtain capital on acceptable terms, including borrowed funds, to fund future growth of our business;

•	the outcome of known and unknown litigation, government investigations, and liabilities and other claims asserted against us or the operators of our facilities;

•	failure of the operators of our hospital facilities to comply with governmental regulations related to the Medicare and Medicaid licensing and certification requirements could have a material adverse impact on our future revenues and the underlying value of the property;

•	the potential unfavorable impact on our business of deterioration in national, regional and local economic and business conditions, including a worsening of credit and/or capital market conditions, which may adversely affect our ability to obtain capital that may be required to fund the future growth of our business and refinance existing debt with near term maturities;

•	a deterioration in general economic conditions which could result in increases in the number of people unemployed and/or insured and likely increase the number of individuals without health insurance; as a result, the operators of our facilities may experience decreases in patient volumes which could result in decreased occupancy rates at our medical office buildings;

•	a worsening of the economic and employment conditions in the United States could materially affect the business of our operators, including UHS, which may unfavorably impact our future bonus rentals (on the UHS hospital facilities) and may potentially have a negative impact on the future lease renewal terms and the underlying value of the hospital properties;

•	real estate market factors, including, without limitation, the supply and demand of office space and market rental rates, changes in interest rates as well as an increase in the development of medical office condominiums in certain markets;

•	government regulations, including changes in the reimbursement levels under the Medicare and Medicaid program resulting from, among other things, the various health care reform initiatives being implemented;

•	there have been several attempts in Congress to repeal or modify various provisions of the Patient Protection and Affordable Care Act (the “PPACA”). We cannot predict whether or not any of these proposed changes to the PPACA will become law and therefore can provide no assurance that changes to the PPACA, as currently implemented, will not have a material adverse effect on the future operating results of the tenants/operators of our properties and, thus, our business;

•	the issues facing the health care industry that affect the operators of our facilities, including UHS, such as: changes in, or the ability to comply with, existing laws and government regulations; unfavorable changes in the levels and terms of reimbursement by third party payors or government programs, including Medicare (including, but not limited to, the potential unfavorable impact of future reductions to Medicare reimbursements resulting from the Budget Control Act of 2011 and Medicaid (most states have reported significant budget deficits that have, in the past, resulted in the reduction of Medicaid funding to the operators of our facilities, including UHS); demographic changes; the ability to enter into managed care provider agreements on acceptable terms; an increase in uninsured and self-pay patients which unfavorably impacts the collectability of patient accounts; decreasing in-patient admission trends; technological and pharmaceutical improvements that may increase the cost of providing, or reduce the demand for, health care; and the ability to attract and retain qualified medical personnel, including physicians;

•	in August 2011, the Budget Control Act of 2011 (the “2011 Act”) was enacted into law. The 2011 Act imposed annual spending limits for most federal agencies and programs aimed at reducing budget deficits by $917 billion between 2012 and 2021, according to a report released by the Congressional Budget Office. The 2011 Act provides for new spending on program integrity initiatives intended to reduce fraud and abuse under the Medicare program. Among its other provisions, the law established a bipartisan Congressional committee, known as the Joint Select Committee on Deficit Reduction (the “Joint Committee”), which was tasked with making recommendations aimed at reducing future federal budget deficits by an additional $1.5 trillion over 10 years. The Joint Committee was unable to reach an agreement by the November 23, 2011 deadline and, as a result, across-the-board cuts to discretionary, national defense and Medicare spending were implemented on March 1, 2013 resulting in Medicare payment reductions of up to 2% per fiscal year with a uniform percentage reduction across all Medicare programs. The Bipartisan Budget Act of 2015, enacted on November 2, 2015, continued the 2% reductions to Medicare reimbursement imposed under the 2011 Act. We cannot predict whether Congress will restructure the implemented Medicare payment reductions or what other federal deficit reduction initiatives may be proposed by Congress going forward. We also cannot predict the effect these enactments will have on operators (including UHS), and, thus, our business;

•	in March 2010, the Health Care and Education Reconciliation Act of 2010 and the Patient Protection and Affordable Care Act were enacted into law and created significant changes to health insurance coverage for U.S. citizens as well as material revisions to the federal Medicare and state Medicaid programs. The two combined primary goals of these acts are to provide for increased access to coverage for healthcare and to reduce healthcare-related expenses. Medicare, Medicaid and other health care industry changes are scheduled to be implemented at various times during this decade. We cannot predict the effect, if any, these enactments will have on operators (including UHS) and, thus, our business;

•	competition for our operators from other REITs;

•	the operators of our facilities face competition from other health care providers, including physician owned facilities and other competing facilities, including certain facilities operated by UHS but the real property of which is not owned by us. Such competition is experienced in markets including, but not limited to, McAllen, Texas, the site of our McAllen Medical Center, a 430-bed acute care hospital, and Riverside County, California, the site of our Southwest Healthcare System-Inland Valley Campus, a 132-bed acute care hospital;

•	changes in, or inadvertent violations of, tax laws and regulations and other factors that can affect REITs and our status as a REIT;

•	should we be unable to comply with the strict income distribution requirements applicable to REITs, utilizing only cash generated by operating activities, we would be required to generate cash from other sources which could adversely affect our financial condition;

•	our ownership interests in five LLCs/LPs in which we hold non-controlling equity interests. In addition, pursuant to the operating and/or partnership agreements of the five entities in which we continue to hold non-controlling ownership interests, the third-party member and the Trust, at any time, potentially subject to certain conditions, have the right to make an offer (“Offering Member”) to the other member(s) (“Non-Offering Member”) in which it either agrees to: (i) sell the entire ownership interest of the Offering Member to the Non-Offering Member (“Offer to Sell”) at a price as determined by the Offering Member (“Transfer Price”); or (ii) purchase the entire ownership interest of the Non-Offering Member (“Offer to Purchase”) at the equivalent proportionate Transfer Price. The Non-Offering Member has 60 to 90 days to either: (i) purchase the entire ownership interest of the Offering Member at the Transfer Price; or (ii) sell its entire ownership interest to the Offering Member at the equivalent proportionate Transfer Price. The closing of the transfer must occur within 60 to 90 days of the acceptance by the Non-Offering Member;

•	fluctuations in the value of our common shares; and

•	other factors referenced in this prospectus or in our other filings with the SEC.

Given these uncertainties, risks and assumptions, you are cautioned not to place undue reliance on such forward-looking statements. Our actual results and financial condition, including the operating results of our lessees and the facilities leased to subsidiaries of UHS, could differ materially from those expressed in, or implied by, the forward-looking statements.

Forward-looking statements speak only as of the date the statements are made. We assume no obligation to publicly update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except as may be required by law. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement.

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by the more detailed information included elsewhere or incorporated by reference into this prospectus. Because this is a summary, it may not contain all of the information that is important to you. You should read this entire prospectus and the documents incorporated by reference, including the sections entitled “Risk Factors” beginning on page 8 of this prospectus and beginning on page 8 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2015, risks we disclose in future filings with the SEC, as well as our financial statements and the notes thereto contained in our annual and quarterly reports, before making an investment decision.

The Trust

We are a REIT that commenced operations in 1986. We invest in healthcare and human service related facilities currently including acute care hospitals, rehabilitation hospitals, sub-acute facilities, surgery centers, free-standing emergency departments, childcare centers and medical office buildings. As of March 31, 2016, we had 63 real estate investments located in 19 states consisting of:

•	six hospital facilities consisting of three acute care, one rehabilitation and two sub-acute;

•	three free-standing emergency departments;

•	50 medical office buildings, including five owned by unconsolidated LLCs; and

•	four pre-school and childcare centers.

Our executive offices are located at Universal Corporate Center, 367 South Gulph Road, P.O. Box 61558, King of Prussia, Pennsylvania 19406-0958, and our telephone number is (610) 265-0688.

The Trust’s Relationship to UHS

We lease a substantial amount of our property to, and a substantial portion of our revenues are dependent upon, UHS. UHS’ principal business is owning and operating, through its subsidiaries, acute care hospitals, behavioral health centers, surgical hospitals, ambulatory surgery centers and radiation oncology centers. As of March 31, 2016, UHS owned and operated 24 inpatient acute care hospitals, three free-standing emergency departments and 214 inpatient and 16 outpatient behavioral health care facilities located in 37 states, Washington, D.C., the United Kingdom, Puerto Rico and the U.S. Virgin Islands. In addition, UHS is building a newly-constructed acute care hospital located in Henderson, Nevada. UHS also manages and/or owns outright or in partnerships with physicians, four surgical hospitals and surgery and radiation oncology centers located in four states.

Services provided by UHS’ hospitals include general and specialty surgery, internal medicine, obstetrics, emergency room care, radiology, oncology, diagnostic care, coronary care, pediatric services, pharmacy services and/or behavioral health services. UHS provides capital resources as well as a variety of management services to its facilities, including central purchasing, information services, finance and control systems, facilities planning, physician recruitment services, administrative personnel management, marketing and public relations.

The foregoing information about us is a general summary and is not intended to be comprehensive. For additional information about us and our relationship to UHS, you should refer to the information under the caption “Incorporation of Documents by Reference.”

The Offering

Issuer	Universal Health Realty Income Trust

Shares Offered	Common shares of beneficial interest, $.01 par value, having an aggregate sales price of up to $23,296,027.

Use of Proceeds	We intend to use the net proceeds from this offering for general operating purposes, including the repayment of borrowings outstanding under our revolving credit agreement, working capital and capital expenditures. Pending such use, we may temporarily invest the net proceeds in interest-bearing time deposits or short-term marketable securities. See “Use of Proceeds.”

Risk Factors	An investment in our common shares involves a high degree of risk. Please refer to the information set forth under the caption “Risk Factors” beginning on page 8 of this prospectus and beginning on page 8 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2015, risks we disclose in future filings with the SEC, as well as the other information included in this prospectus and the documents incorporated by reference herein for a discussion of factors you should carefully consider before investing in our common shares.

Dividends	We intend to pay quarterly dividends to the holders of our common shares so as to comply with applicable sections of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, governing REITs. The timing, amount and composition of any future dividends to be paid to our common shareholders will be at the sole discretion of our Board of Trustees and will depend upon a variety of factors as to which no assurance can be given. See “Dividend Policy.”

NYSE Symbol	UHT

RISK FACTORS

An investment in our common shares involves a high degree of risk. Our business, financial condition, liquidity, results of operations and prospects could be materially adversely affected by any of these risks. The trading price of our common shares could decline due to these risks, and you may lose all or part of your investment. This prospectus and the documents incorporated by reference herein also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this prospectus and the documents incorporated by reference.

Before you decide to invest in our common shares, you should consider the risk factors below and beginning on page 8 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2015, risks we disclose in future filings with the SEC, as well as the other information included in this prospectus and the documents incorporated by reference herein before making an investment decision. Please refer to “Incorporation of Documents By Reference” in this prospectus for a discussion of these other filings.

Risks Relating to Our Common Shares and this Offering

The market price of our common shares may fluctuate significantly.

The market price of our common shares may fluctuate significantly in response to many factors, including:

•	actual or anticipated variations in our operating results, funds from operations, cash flows or liquidity;

•	changes in any analyst earnings estimates;

•	changes in our dividend policy;

•	publication of research reports about us, the health care industry or the real estate industry generally;

•	increases in market interest rates that lead purchasers of our common shares to demand a higher dividend yield;

•	changes in market valuations of similar companies;

•	adverse market reaction to the amount of our outstanding debt at any time, the amount of our maturing debt in the near and medium term and our ability to refinance such debt and the terms thereof or our plans to incur additional debt in the future;

•	additions or departures of key management personnel;

•	the ability of our tenants to pay rent to us and meet their other obligations to us under current lease terms;

•	changes in government regulations, including changes in the reimbursement levels under the Medicare and Medicaid programs;

•	actions by institutional shareholders;

•	speculation in the press or investment community;

•	domestic and international economic factors unrelated to our performance;

•	any future issuances of equity securities;

•	the realization of any of the other risk factors included in, or incorporated by reference in, this prospectus; and

•	general market and economic conditions.

Many of the factors listed above are beyond our control. Those factors may cause the market price of our common shares to decline, regardless of our financial performance and condition and prospects. It is impossible to provide any assurance that the market price of our common shares will not fall in the future, and it may be difficult for holders to resell our common shares at prices they find attractive, or at all.

We may not maintain our current dividend rate.

For the four quarters of 2015, we paid quarterly cash dividends of $0.635, $0.64, $0.64 and $0.645 per share, respectively, to our common shareholders. However, no assurance can be given that we will maintain our current quarterly or annual dividend rates. The timing, amount and composition of any future dividends to our common shareholders will be at the sole discretion of our Board of Trustees and will depend upon a variety of factors as to which no assurance can be given. Our ability to pay dividends to our common shareholders depends, in part, upon our operating results, overall financial condition, the performance of our portfolio (including rental rates and bonus rentals), our capital requirements, access to capital, our ability to qualify for taxation as a REIT and general business and market conditions.

Should we be unable to comply with the strict income distribution requirements applicable to REITs utilizing only cash generated by operating activities, we would be required to generate cash from other sources which could adversely affect our financial condition.

To obtain the favorable tax treatment associated with qualifying as a REIT, in general, we must distribute annually to our shareholders at least 90% of our REIT taxable income (which does not equal net income, as calculated in accordance with GAAP), determined without regard to the deduction for dividends paid and excluding net capital gain. We will be subject to U.S. federal income tax on our undistributed REIT taxable income and net capital gain and to a 4% nondeductible excise tax on any amount by which distributions we pay with respect to any calendar year are less than the sum of (a) 85% of our ordinary income, (b) 95% of our capital gain net income and (c) 100% of our undistributed income from prior years. To meet the distribution requirements necessary to achieve the tax benefits associated with qualifying as a REIT, we could be required to: (i) seek borrowed funds even if conditions are not favorable for borrowing; (ii) issue equity which could have a dilutive effect on any future dividends and the share value of our existing shareholders; (iii) divest assets that we might have otherwise decided to retain; (iv) forego attractive investment opportunities that we might have otherwise pursued; or (v) a combination of the foregoing. Securing funds through these other non-operating means could adversely affect our financial condition and future results of operations.

We may issue additional common shares, preferred shares of beneficial interest, or preferred shares, or securities convertible into equity securities and thereby materially and adversely affect the price of our common shares.

Any future issuances of equity securities, including upon exercise of existing share options or future issuances of convertible securities, could dilute your interests and could substantially decrease the trading price of our common shares. We are not restricted from issuing additional common shares and have no obligation to consider your interests for any reason. We cannot predict the size of future issuances or sales of our common shares or the effect, if any, that such issuances or sales, including those made pursuant to the sales agreement, may have on the market price for our common shares. Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future. In addition, Merrill Lynch, as sales agent under the sales agreement, will not engage in any transactions that stabilize the price of our common shares. The issuance and sale of substantial amounts of common shares, including issuances and sales pursuant to the sales agreement, or the announcement that such issuances and sales may occur, may materially and adversely affect the price of our common shares.

We may issue equity securities in the future for a number of reasons, including financing our operations and business strategy, to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of outstanding share options or for other reasons. As of December 31, 2015:

•	23,000 of our common shares were issuable upon exercise of options outstanding under our 1997 Incentive Plan; and

•	686,489 of our common shares were reserved for issuance under our 2007 Restricted Stock Plan and our Dividend Reinvestment and Share Purchase Plan.

In addition, if our Board of Trustees decides to issue preferred shares in the future that have a preference over our common shares with respect to the payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred shares with voting rights that dilute the voting power of our common shares, the market price of our common shares could decrease.

Resales of our common shares in the public market following the offering may cause the market price of our common shares to fall.

We may issue our common shares having an aggregate sales price of up to $23,296,027 in connection with this offering. The issuance of these new common shares could have the effect of depressing the market price of our common shares.

We may invest or spend the proceeds from this offering in ways with which you may not agree and in ways that may not earn a profit.

We intend for the net proceeds from this offering to be added to the Trust’s general funds. The Trust expects to use the net proceeds from this offering for general operating purposes, including the repayment of borrowings outstanding under our revolving credit agreement, working capital and capital expenditures. You may not agree with the ways we decide to use these funds, and such uses may not yield any profits.

USE OF PROCEEDS

We intend to use the net proceeds from this offering for general operating purposes, including the repayment of borrowings outstanding under our revolving credit agreement, working capital and capital expenditures. Pending such use, we may temporarily invest the net proceeds in interest-bearing time deposits or short-term marketable securities.

We entered into a four-year, $185 million revolving credit agreement in March 2015. The revolving credit agreement includes a $50 million sub-limit for letters of credit and a $20 million sub-limit for swingline/short-term loans. The revolving credit agreement also provides a one-time option to extend the maturity date for an additional one-year period, and an option to increase the total facility borrowing capacity by an additional $50 million, subject to lender agreement. Borrowings under the revolving credit agreement will bear interest, at our option, at one, two, three, or six month LIBOR plus an applicable margin ranging from 1.50% to 2.00% or at the Base Rate (as defined below) plus an applicable margin ranging from 0.50% to 1.00%. The revolving credit agreement defines “Base Rate” as the greatest of: (a) the administrative agent’s prime rate; (b) the federal funds effective rate plus  1⁄2 of 1%; and (c) one month LIBOR plus 1%. A commitment fee of 0.20% to 0.40% (depending upon our total leverage ratio) will be charged on the average unused portion of the revolving credit commitments. The margins over LIBOR and the Base Rate and the commitment fee are based upon our ratio of debt to total capital. At December 31, 2015, the applicable margin of the unused portion of the commitment over LIBOR was 1.625%, the margin over the Base Rate was 0.625%, and the annual commitment fee was 0.25%. At December 31, 2015, we had $142.2 million of outstanding borrowings and $3.5 million of letters of credit outstanding against our revolving credit agreement. We had $39.3 million of available borrowing capacity, net of the outstanding borrowings and letters of credit outstanding as of December 31, 2015. There are no compensating balance requirements.

An affiliate of Merrill Lynch is a lender under our revolving credit agreement, and will receive a pro rata portion of any net proceeds from this offering used to repay amounts outstanding under such credit agreement.

DESCRIPTION OF THE TRUST’S SHARES OF BENEFICIAL INTEREST

Please note that in this section entitled “Description of the Trust’s Shares of Beneficial Interest,” references to “holders” mean those who own shares of beneficial interest registered in their own names, on the books that the registrar or we maintain for this purpose, and not those who own beneficial interests in shares registered in street name or in shares issued in book-entry form through one or more depositaries.

The following description summarizes the material provisions of our shares of beneficial interest. This description is not complete and is subject to, and is qualified in its entirety by reference to, our declaration of trust, as amended and/or restated from time to time, and our amended and restated bylaws, as amended and/or restated from time to time, each of which is incorporated herein by reference, and applicable provisions of Title 8 of the Maryland General Corporation Law.

The Trust’s authorized capital stock consists of 100,000,000 shares of beneficial interest, 95,000,000 of which are designated as common shares, par value $0.01 per share, and 5,000,000 of which are designated as preferred shares, par value $0.01 per share.

Common Shares of Beneficial Interest

Except as otherwise determined by our Board of Trustees with respect to any class of or series of preferred shares, all common shares will participate equally in distributions payable to shareholders when and as declared by our Board of Trustees and in net assets available for distribution to shareholders, on liquidation or dissolution, will have one vote per share on all matters submitted to a vote of the Trust’s shareholders and will not have cumulative voting rights in the election of our trustees. The common shares offered hereby will be validly issued, fully paid and, except as set forth below, nonassessable by the Trust upon issuance, and will have no preference, conversion, exchange or preemptive rights.

Preferred Shares of Beneficial Interest

No preferred shares are presently outstanding. Up to 5,000,000 preferred shares may be issued from time to time by our Board of Trustees, without shareholder approval, in such series and with such preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or other provisions, as may be fixed by our Board of Trustees in the resolution authorizing their issuance.

Redemption and Business Combination Provisions

If our Board of Trustees shall, at any time and in good faith, be of the opinion that direct or indirect ownership of at least 9.8% in value of the outstanding shares of beneficial interest (taking into account the constructive ownership rules contained in Sections 318 and 544 of the Internal Revenue Code) has or may become concentrated in the hands of one beneficial owner, our Board of Trustees shall have the power:

•	by lot or other means deemed equitable by them to call for the purchase from any such shareholder that number of the Trust’s shares of beneficial interest sufficient, in the opinion of our Board of Trustees, to maintain or bring the direct or indirect ownership of the Trust’s shares of beneficial interest of such owner to a level equal to 9.8% in value of the outstanding shares; and

•	to refuse to transfer or issue the Trust’s shares of beneficial interest to any person whose acquisition of such shares would cause a person to hold in excess of 9.8% in value of the outstanding shares of beneficial interest.

Any transfer of the Trust’s shares of beneficial interest that would create a direct or indirect owner of more than 9.8% in value of the outstanding shares of beneficial interest shall be deemed void and the intended transferee shall be deemed never to have had an interest therein. The purchase price for any of the shares of beneficial interest so redeemed shall be equal to the fair market value of the shares reflected in the closing sales price for the shares, if then listed on a national securities exchange, or the average of the closing sales prices for the shares if then listed on more than one national securities exchange, or if the shares are not then listed on a national securities exchange, the latest bid quotation for the shares if then traded over-the-counter, on the last business day immediately preceding the day on which notices of such acquisition are sent by the Trust or, if no such closing sale prices or quotations are available, then the purchase price shall be equal to the net asset value of such shares as determined by our Board of Trustees in accordance with the provisions of applicable law. From and after the date fixed for purchase by our Board of Trustees, the holder of any shares of beneficial interest so called for purchase shall cease to be entitled to distributions, voting rights and other benefits with respect to such shares, except the right to payment of the purchase price for the shares.

If any person knowingly holds in excess of 9.8% in value of the outstanding shares of beneficial interest and the Trust loses its qualification as a REIT under the Internal Revenue Code or becomes a personal holding company, that person would be required to indemnify the Trust for the full amount of any damages and expenses resulting from the loss of its qualification as a REIT or its becoming a personal holding company. These damages and expenses might include increased corporate taxes, attorneys’ fees and administrative costs.

Our declaration of trust permits our Board of Trustees to effect any merger or consolidation in accordance with applicable law, except any merger or consolidation with, or any sale, lease, transfer or other disposition of all or any substantial part of the assets of the Trust to, or from, a holder of shares of beneficial interest of the Trust representing, in the aggregate, 5% or more of the total number of votes authorized to be cast by holders of the Trust’s shares of beneficial interest. Business combinations with these related persons must be approved by the affirmative vote of the holders of shares representing at least 95% of the total number of votes authorized to be cast by holders of the Trust’s shares of beneficial interest unless:

•	our Board of Trustees by a vote or written consent of all but one of the trustees have expressly approved in advance the acquisition of the outstanding shares of the Trust that caused that person to become a related person or shall have approved the business combination prior to that person having become a related person; or

•	the business combination is solely between the Trust and another trust or the Trust of which 100% of that entity’s voting securities are owned directly or indirectly by the Trust.

Shareholder Liability

Title 8 of the Maryland General Corporation Law provides that a shareholder of a real estate investment trust shall have immunity from personal liability for the obligations of the Maryland real estate investment trust. This Title also provides that the declaration of trust of a real estate investment trust may include any provision expanding or limiting the liability of its shareholders for money damages except for limiting the liability of its shareholders to the extent:

•	actual receipt of an improper benefit or profit in money, property or services is proved; or

•	active and deliberate dishonesty is established by a final judgment as being material to the cause of action.

In addition, our declaration of trust provides that the Trust’s shareholders shall not be subject to any liability for the acts or obligations of the Trust and that, as far as practicable, each of the Trust’s written agreements creating an obligation of the Trust shall contain a provision to that effect. With respect to all types of claims in some jurisdictions, tort claims only in other jurisdictions, contract claims where shareholder liability is not disavowed as described above, and claims for taxes and certain statutory liabilities, a shareholder may be held personally liable to the extent that claims are not satisfied by the Trust. Our declaration of trust provides that, upon payment of any such liability, the shareholder will be entitled to reimbursement from the Trust’s general assets. There can be no assurance that, at the time any such liability arises, the Trust will have assets sufficient to satisfy this reimbursement obligation. Our Board of Trustees intends to conduct the Trust’s operations, with the advice of counsel, in such a way as to avoid, as far as practicable, the ultimate liability of the Trust’s shareholders. Our Board of Trustees does not intend to provide insurance covering such risks to the Trust’s shareholders.

Transfer Agent and Registrar

Computershare Investor Services acts as transfer agent, registrar and dividend reinvestment agent of the Trust’s common shares.

Trading Market

The Trust’s common shares currently trade on the NYSE under the symbol “UHT.”

DIVIDEND POLICY

We intend to pay quarterly dividends to the holders of our common shares so as to comply with applicable sections of the Internal Revenue Code governing REITs. Our revolving credit facility limits our ability to increase dividends in excess of 95% of cash available for distribution, as defined in our revolving credit agreement, unless additional distributions are required to be made so as to comply with applicable sections of the Internal Revenue Code and related regulations governing REITs.

The timing, amount and composition of any future dividends to be paid to our common shareholders will be at the sole discretion of our Board of Trustees and will depend upon a variety of factors as to which no assurance can be given. Our ability to pay dividends to our common shareholders depends, in part, upon our operating results, overall financial condition, the performance of our portfolio (including rental rates and bonus rentals), our capital requirements, access to capital, our ability to qualify for taxation as a REIT and general business and market conditions.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of the material United States federal income tax considerations regarding our election to be taxed as a REIT and the ownership and disposition of our common shares. This summary is based on current law (except where expressly provided otherwise), is for general information only and is not tax advice. The anticipated income tax treatment described in this prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time.

This summary assumes that our common shares are held as “capital assets” (generally, property held for investment within the meaning of Section 1221 of the Internal Revenue Code). Your tax treatment will vary depending on your particular situation. This discussion does not purport to deal with all aspects of taxation that may be relevant to holders in light of their personal investment or tax circumstances, or to holders who receive special treatment under the United States federal income tax laws except to the extent discussed specifically herein. Holders of our common shares receiving special treatment include, without limitation:

•	banks, insurance companies or other financial institutions;

•	broker or dealers in securities or commodities;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	expatriates and certain former citizens or long-term residents of the United States;

•	except to the limited extent specifically discussed below, tax-exempt organizations;

•	retirement plans, tax-deferred accounts and pension funds;

•	persons who are subject to the alternative minimum tax;

•	persons who hold our common shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;

•	persons deemed to sell our common shares under the constructive sale provisions of the Internal Revenue Code;

•	persons that are S-corporations, REITs, regulated investment companies, partnerships, trusts or other pass-through entities;

•	persons who have a functional currency other than the United States dollar;

•	persons who hold our common shares on behalf of other persons as nominees;

•	persons who receive our common shares as compensation;

•	persons who hold 10% or more (by vote or value) of our outstanding shares of beneficial interest;

•	persons who indirectly own our common shares through a controlled foreign corporation or a passive foreign investment company;

•	foreign governments and international organizations; or

•	except to the extent specifically discussed below, non-U.S. holders (as defined below).

In addition, this discussion does not address any United States federal tax considerations other than income tax considerations (such as gift or estate tax) or any state, local or foreign tax consequences of ownership of our common shares or our election to be taxed as a REIT.

The information in this summary is based on:

•	the Internal Revenue Code;

•	current, temporary and proposed Treasury Regulations promulgated under the Internal Revenue Code;

•	the legislative history of the Internal Revenue Code;

•	current administrative interpretations and practices of the Internal Revenue Service; and

•	court decisions;

in each case, as of the date of this prospectus. In addition, the administrative interpretations and practices of the Internal Revenue Service include its practices and policies as expressed in private letter rulings that are not binding on the Internal Revenue Service except with respect to the particular taxpayers who requested and received those rulings. Future legislation, Treasury Regulations, administrative interpretations and practices and/or court decisions may adversely affect the tax considerations described in this prospectus. Any such change could apply retroactively to transactions preceding the date of the change. We have not requested and do not intend to request a ruling from the Internal Revenue Service that we qualify as a REIT, and the statements in this prospectus are not binding on the Internal Revenue Service or any court. Thus, we can provide no assurance that the tax considerations contained in this summary will not be challenged by the Internal Revenue Service or will be sustained by a court if so challenged.

The summary below is for general information only and is not tax advice. You are urged to consult your tax advisor regarding the specific tax consequences to you of:

•	the acquisition, ownership and sale or other disposition of our common shares, including the United States federal, state, local, foreign income and other tax consequences;

•	our election to be taxed as a REIT for United States federal income tax purposes; and

•	potential changes in applicable tax laws.

Taxation of the Trust

General

We elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, commencing with our taxable year ended December 31, 1986. We believe we have been organized and have operated in a manner which allows us to qualify for taxation as a REIT under the Internal Revenue Code commencing with our taxable year ended December 31, 1986. We currently intend to continue to be organized and operate in this manner. However, qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Internal Revenue Code, including through actual annual operating results, asset composition, distribution levels and diversity of ownership of beneficial interest in the Trust. Accordingly, no assurance can be given that we have been organized and have operated or will continue to be organized and operate in a manner so as to qualify or remain qualified as a REIT. See “—Failure to Qualify.”

The sections of the Internal Revenue Code and the corresponding Treasury Regulations that relate to the qualification and taxation of a REIT are highly technical and complex. The following sets forth only the material aspects of the sections of the Internal Revenue Code that govern the United States federal income tax treatment of a REIT and its shareholders. This summary is qualified in its entirety by the applicable Internal Revenue Code provisions, Treasury Regulations, and related administrative and judicial interpretations thereof.

Norton Rose Fulbright US LLP has acted as our tax counsel in connection with the registration statement of which this prospectus is a part. Norton Rose Fulbright US LLP has rendered an opinion to us to the effect that, commencing with our taxable year ended December 31, 1986, we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT, and that our proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Internal Revenue Code. It must be emphasized that this opinion was based on various assumptions and representations as to factual matters, including representations made by us in a factual certificate provided by one of our officers. In addition, this opinion was based upon our factual representations set forth in this prospectus. Moreover, our qualification and taxation as a REIT depend upon our ability to meet the various qualification requirements imposed under the Internal Revenue Code which are discussed below, including through actual annual operating results and the percentage of our gross income that we earn from specified sources, asset composition, distribution levels and diversity of ownership of beneficial interest in the Trust, the results of which have not been and will not be reviewed by Norton Rose Fulbright US LLP. Accordingly, no assurance can be given that our actual results of operation for any particular taxable year have satisfied or will satisfy those requirements.” Further, the opinion will be expressed as of the date issued and the anticipated income tax treatment described in this prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. Norton Rose Fulbright US LLP has no obligation to update its opinion subsequent to its date, and the opinion does not foreclose that we may have to use one or more of the REIT savings provisions described below, which may require us to pay a material excise or penalty tax in order to maintain our REIT qualifications. For a discussion of the tax consequences of our failure to maintain our qualification as a REIT, see “—Failure to Qualify.”

Provided we qualify for taxation as a REIT, generally we will be entitled to a deduction for dividends that we pay and therefore will not be subject to United States federal corporate income tax on our REIT taxable income that is currently distributed to our shareholders. This treatment substantially eliminates the “double taxation” that ordinarily results from investment in a C corporation. A C corporation generally is required to pay tax at the corporate level. Double taxation generally means taxation that occurs once at the corporate level when income is earned and once again at the shareholder level when the income is distributed. In general, the income that we generate is taxed only at the shareholder level upon a distribution of dividends to our shareholders.

Even if we qualify to be taxed as a REIT, we will nonetheless be subject to United States federal tax in the following circumstances:

•	We will be required to pay tax at regular corporate tax rates on any undistributed REIT taxable income, including undistributed net capital gains.

•	We may be required to pay the “alternative minimum tax” on our items of tax preference under some circumstances.

•	If we have: (a) net income from the sale or other disposition of “foreclosure property” which is held primarily for sale to customers in the ordinary course of business; or (b) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. Foreclosure property generally is defined as property we acquired through foreclosure or after a default on a loan secured by the property or a lease of the property and for which an election to treat the property as foreclosure property is in effect.

•	We will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other taxable dispositions of property, other than foreclosure property, held as inventory or primarily for sale to customers in the ordinary course of business.

•	If we fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain our qualification to be taxed as a REIT because we satisfy other requirements, we will be subject to a 100% tax on an amount based on the magnitude of the failure, as adjusted to reflect the profit margin associated with our gross income.

•	If we violate the asset tests (other than a de minimis failure of the 5% or 10% asset tests) or certain other requirements applicable to REITs, as described below, and yet maintain our qualification to be taxed as a REIT because there is reasonable cause for the failure and other applicable requirements are met, we may be subject to a penalty tax. In that case, the amount of the penalty tax will be at least $50,000 per failure, and, in the case of certain asset test failures, will be determined as the amount of net income generated by the non-qualifying assets in question multiplied by the highest corporate tax rate if that amount exceeds $50,000 per failure.

•	If we fail to distribute during each calendar year at least the sum of (a) 85% of our ordinary income for such year, (b) 95% of our capital gain net income for such year and (c) any undistributed net taxable income from prior periods, we will be subject to a nondeductible 4% excise tax on the excess of the required distribution over the sum of (i) the amounts that we actually distributed and (ii) the amounts we retained and upon which we paid income tax at the corporate level.

•	We may be required to pay monetary penalties to the Internal Revenue Service in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s shareholders, as described below in “—Requirements for Qualification as a REIT.”

•	A 100% tax may be imposed on transactions between us and a taxable REIT subsidiary that do not reflect arm’s-length terms.

•	If we acquire appreciated assets from a corporation that is not a REIT (i.e., a corporation taxable under subchapter C of the Internal Revenue Code) in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the subchapter C corporation, we may be subject to tax on such appreciation at the highest corporate income tax rate then applicable if we subsequently recognize gain on a disposition of any such assets during the ten-year period following their acquisition from the subchapter C corporation.

•	Certain of our properties are owned partially through a “taxable REIT subsidiary.” To treat a subsidiary as a taxable REIT subsidiary, we and the subsidiary must make a joint election by filing a Form 8875 with the Internal Revenue Service. The earnings of our taxable REIT subsidiary will generally be subject to United States federal corporate income tax, but such earnings may include types of income that might otherwise jeopardize our REIT status if earned by us directly. To prevent the shifting of income and expenses between us and a taxable REIT subsidiary, we will be required to pay a 100% tax on any “redetermined rents,” “redetermined deductions” or “excess interest.” In general, redetermined rents are rents from real property that are overstated as a result of services furnished to any of our tenants by a taxable REIT subsidiary of ours. Redetermined deductions and excess interest generally represent amounts that are deducted by a taxable REIT subsidiary of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s-length negotiations.

In addition, we and our subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local, and foreign income, property, gross receipts and other taxes on our assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification as a REIT

The Internal Revenue Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	that issues transferable shares or transferable certificates to evidence its beneficial ownership;

(3)	that would be taxable as a domestic corporation but for special Internal Revenue Code provisions applicable to REITs;

(4)	that is not a financial institution or an insurance company within the meaning of certain provisions of the Internal Revenue Code;

(5)	that is beneficially owned by 100 or more persons;

(6)	not more than 50% in value of the outstanding shares of which is owned, actually or constructively, by five or fewer individuals, including certain specified tax-exempt entities (described below), during the last half of each taxable year; and

(7)	that meets other tests, described below, regarding the nature of its income and assets.

The Internal Revenue Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6) the term “individual” includes a supplemental unemployment compensation benefit plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes, but generally does not include a qualified pension plan or profit sharing trust.

We believe that we have been organized, have operated and have issued sufficient shares of beneficial interest with sufficient diversity of ownership to allow us to satisfy conditions (1) through (7) inclusive, during the relevant time periods. In addition, our declaration of trust provides for restrictions regarding ownership and transfer of our shares which are intended to assist us in continuing to satisfy the ownership requirements described in conditions (5) and (6) above. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in conditions (5) and (6) above. If we fail to satisfy these share ownership requirements, except as provided in the next two sentences, our status as a REIT will terminate. See “—Failure to Qualify.” If, however, we comply with the rules contained in applicable Treasury Regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement.

To monitor compliance with the share ownership requirements, we generally are required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of significant percentages of our shares pursuant to which the record holders must disclose the actual owners of the shares (i.e., the persons required to include our dividends in their gross income). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record-keeping requirements. If such record holder fails or refuses to comply with the demands, such record holder will be required by Treasury regulations to submit a statement with such record holder’s tax return disclosing such record holder’s actual ownership of our shares and other information.

In addition, we may not maintain our status as a REIT unless our taxable year is the calendar year. We have and will continue to have a calendar taxable year.

Effect of Subsidiary Entities

Ownership of Interests in Partnerships and Limited Liability Companies

We own and operate one or more properties through partnerships and limited liability companies that are classified as partnerships for United States federal income tax purposes. Treasury Regulations provide that if we are a partner in a partnership, we will be deemed to own our proportionate share of the assets of the partnership based on our interest in partnership capital, subject to special rules relating to the 10% REIT asset test described below. Also, we will be deemed to be entitled to our proportionate share of the income of the partnership. The assets and gross income of the partnership retains the same character in our hands, including for purposes of satisfying the gross income tests and the asset tests. In addition, for these purposes, the assets and items of income of any partnership in which we own a direct or indirect interest include such partnership’s share of assets and items of income of any partnership in which it owns an interest. A brief summary of the rules governing the United States federal income taxation of partnerships and their partners is included below in “—Tax Aspects of the Partnerships.” The treatment described above also applies with respect to the ownership of interests in limited liability companies or other entities that are treated as partnerships for tax purposes.

We have direct or indirect control of certain partnerships and limited liability companies that are classified as partnerships for United States federal income tax purposes and intend to continue to operate them in a manner consistent with the requirements for our qualification as a REIT. We are a limited partner or non-managing member in certain partnerships and limited liability companies. If any such a partnership or limited liability company were to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a REIT income or asset test, and that we would not become aware of such action in a time frame which would allow us to dispose of our interest in the applicable entity or take other corrective action on a timely basis. In that case, unless we were entitled to relief, as described below, we would fail to qualify as a REIT.

Disregarded Subsidiaries

If we own a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is generally disregarded for federal income tax purposes, and all of the subsidiary’s assets, liabilities and items of income, deduction and credit are treated as our assets, liabilities and items of income, deduction and credit, including for purposes of the gross income and asset tests applicable to REITs. A qualified REIT subsidiary is any corporation, other than a taxable REIT subsidiary (as described below) that is directly or indirectly wholly owned by a REIT. Other entities that are wholly owned by us, including any single member limited liability companies that have not elected to be taxed as corporations for federal income tax purposes, are also generally disregarded as separate entities for federal income tax purposes, including for purposes of the REIT income and asset tests. Disregarded subsidiaries, along with any partnerships in which we hold an equity interest, are sometimes referred to herein as “pass-through subsidiaries.”

In the event that a disregarded subsidiary of ours ceases to be wholly owned—for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours—the subsidiary’s separate existence would no longer be disregarded for federal income tax purposes. Instead, the subsidiary would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation. See “—Asset Tests” and “—Income Tests.”

Taxable Subsidiaries

In general, we have jointly elected, and may also in the future, jointly elect with a subsidiary corporation, whether or not wholly owned, to treat such subsidiary corporation as a taxable REIT subsidiary. We generally may not own more than 10% of the securities of a taxable corporation, as measured by voting power or value, unless we and such corporation elect to treat such corporation as a taxable REIT subsidiary. The separate existence of a taxable REIT subsidiary or other taxable corporation is not ignored for federal income tax purposes. Accordingly, a taxable REIT subsidiary or other taxable corporation generally is subject to corporate income tax on its earnings. Such corporate income tax on taxable REIT subsidiaries or other corporations in which we hold an interest may reduce the cash flow that we and our subsidiaries generate in the aggregate, and may reduce our ability to make distributions to our shareholders.

We are not treated as holding the assets of a taxable REIT subsidiary or any other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by a taxable subsidiary to us is an asset in our hands, and we treat the dividends paid to us from such taxable subsidiary, if any, as income. This treatment can affect our income and asset test calculations, as described below. Because we do not include the assets and income of taxable REIT subsidiaries or other taxable subsidiary corporations in determining our compliance with the REIT requirements, we may use such entities to undertake indirectly activities that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. For example, we may use taxable REIT subsidiaries or other taxable subsidiary corporations to conduct activities that give rise to certain categories of income or to undertake activities that, if undertaken by us directly, could be treated as prohibited transactions.

The taxable REIT subsidiary rules limit the deductibility of interest paid or accrued by a taxable REIT subsidiary to its parent REIT to assure that the taxable REIT subsidiary is subject to an appropriate level of corporate taxation. Accordingly, if we lend money to a taxable REIT subsidiary, the taxable REIT subsidiary may be unable to deduct all or a part of the interest paid on that loan, and the lack of an interest deduction could result in a material increase in the amount of tax paid by the taxable REIT subsidiary. Further, the rules impose a 100% excise tax on transactions between a taxable REIT subsidiary and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis. We intend to conduct all of our transactions with our taxable REIT subsidiary on an arm’s-length basis.

Income Tests

We must satisfy two gross income requirements annually to maintain our qualification as a REIT:

•	First, in each taxable year, we must derive directly or indirectly at least 75% of our gross income, excluding gross income from sales of inventory or dealer property in “prohibited transactions,” discharge of indebtedness and certain hedging transactions, from (a) certain investments relating to real property or mortgages on real property, including “rents from real property” and, in certain circumstances, interest, or (b) some types of temporary investments; and

•	Second, in each taxable year, we must derive at least 95% of our gross income, excluding gross income from prohibited transactions, discharge of indebtedness and certain hedging transactions, from the real property investments described above, as well as other dividends, interest and gain from the sale or disposition of stock or securities, which need not have any relation to real property.

Income and gain from certain hedging transactions will be excluded from both the numerator and the denominator for purposes of both the 75% and 95% gross income tests.

Rents we receive from a tenant will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if all of the following conditions are met:

•	The amount of rent must not be based in any way on the income or profits of any person. However, an amount we receive or accrue generally will not be excluded from the term “rents from real property” solely because it is based on a fixed percentage or percentages of receipts or sales;

•	We, or an actual or constructive owner of 10% or more of our shares, must not actually or constructively own 10% or more of the interests in the assets or net profits of the tenant, or, if the tenant is a corporation, 10% or more of the voting power or value of all classes of stock of the tenant. Rents we receive from such a tenant that also is our taxable REIT subsidiary, however, will not be excluded from the definition of “rents from real property” as a result of this condition if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the taxable REIT subsidiary are substantially comparable to rents paid by our other tenants for comparable space. Whether rents paid by a taxable REIT subsidiary are substantially comparable to rents paid by other tenants is determined at the time the lease with the taxable REIT subsidiary is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a “controlled taxable REIT subsidiary” is modified and such modification results in an increase in the rents payable by such taxable REIT subsidiary, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled taxable REIT subsidiary” is a taxable REIT subsidiary in which we own stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock. In addition, rents we receive from a tenant that also is our taxable REIT subsidiary will not be excluded from the definition of “rents from real property” as a result of our ownership interest in the taxable REIT subsidiary if the property to which the rents relate is a qualified lodging facility or a qualified health care property, and such property is operated on behalf of the taxable REIT subsidiary by a person who is an independent contractor and certain other requirements are met;

•	Rent attributable to personal property, leased in connection with a lease of real property, must not be greater than 15% of the total rent we receive under the lease. If this condition is not met, then the portion of rent attributable to the personal property will not qualify as “rents from real property;”

•	We generally must not operate or manage the property or furnish or render services to our tenants, subject to a 1% de minimis exception and except as provided below. We may, however, perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Examples of such services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. In addition, we may employ an independent contractor from whom we derive no revenue to provide customary services, or a taxable REIT subsidiary, which may be wholly or partially owned by us, to provide both customary and non-customary services to our tenants without causing the rent we receive from those tenants to fail to qualify as “rents from real property.” Any amounts we receive from a taxable REIT subsidiary with respect to the taxable REIT subsidiary’s provision of non-customary services will, however, be nonqualifying income under the 75% gross income test and, except to the extent received through the payment of dividends, the 95% gross income test; and

•	Leases must qualify as leases for United States federal income tax purposes and not treated as service contracts, joint ventures or some other type of arrangement for United States federal income tax purposes. The determination of whether our leases are leases for United States federal income tax purposes depends on an analysis of all the surrounding facts and circumstances. While we believe that our current leases qualify as true leases for federal income tax purposes, there can be no assurance that the Internal Revenue Service will agree with this characterization.

We generally do not intend to receive rent which fails to satisfy any of the above conditions. Notwithstanding the foregoing, we may have taken and may continue to take actions which fail to satisfy one or more of the above conditions to the extent that we determine, based on the advice of our tax adviser, that those actions will not jeopardize our tax status as a REIT. In addition, with respect to the limitation on the rental of personal property, we have not obtained appraisals of the real property and personal property leased to tenants. Accordingly, there can be no assurance that the Internal Revenue Service will agree with our determinations of value.

Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test (as described above) to the extent that the obligation upon which such interest is paid is secured by a mortgage on real property or on interests in real property. In general, if we receive interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that we acquired or originated the mortgage loan, the interest income will be apportioned between the real property and the other collateral, and our income from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. Notwithstanding the foregoing, if the fair market value of the personal property does not exceed 15% of the total fair market value of the real property and other collateral, all the interest income earned on the mortgage loan will qualify for purposes of the 75% gross income test. Even if a loan is not secured by real property or on interests in real property, or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test. For these purposes, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

We may directly or indirectly receive distributions from taxable REIT subsidiaries or other corporations that are not REITs or qualified REIT subsidiaries. These distributions generally are treated as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. Any dividends that we receive from another REIT, however, will be qualifying income for purposes of both the 95% and 75% gross income tests.

We believe that the aggregate amount of our nonqualifying income, from all sources, in any taxable year will not exceed the limit on nonqualifying income under the gross income tests. If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under certain provisions of the Internal Revenue Code. Commencing with our taxable year beginning January 1, 2005, we generally may make use of the relief provisions if:

•	following our identification of the failure to meet the 75% or 95% gross income tests for any taxable year, we file a schedule with the Internal Revenue Service setting forth each item of our gross income for purposes of the 75% or 95% gross income tests for such taxable year in accordance with Treasury Regulations to be issued; and

•	our failure to meet these tests was due to reasonable cause and not due to willful neglect.

It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally accrue or receive exceeds the limits on nonqualifying income, the Internal Revenue Service could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. As discussed above in “—Taxation of the Trust—General,” even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our nonqualifying income. We may not always be able to comply with the gross income tests for REIT qualification despite our periodic monitoring of our income.

Prohibited Transaction Income

Net income that we derive from a prohibited transaction is subject to a 100% tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property, as discussed below) that is held primarily for sale to customers in the ordinary course of a trade or business (“Dealer Property”) by us, or by a borrower that has issued a shared appreciation mortgage or similar debt instrument to us. Whether property is Dealer Property depends on the particular facts and circumstances. The Code provides a “safe harbor” under which certain sales of property held for at least two years and meeting certain other requirements will not give rise to prohibited transaction income. No assurance can be given that any property that we sell will not be treated as Dealer Property, or that we can comply with the requirements of an applicable safe harbor in any particular year. The 100% tax does not apply to gains from the sale of property that is held through a taxable REIT subsidiary or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate rates. We intend to conduct our activities so as not to generate prohibited transaction income. However, the avoidance of this tax on prohibited transactions could cause us to undertake less substantial sales of property than we would otherwise undertake in order to maximize our profits. In addition, we may have to sell numerous properties to a single or a few purchasers, which could cause us to be less profitable than would be the case if we sold properties on a property-by-property basis.

Like-Kind Exchanges

We may dispose of properties in transactions intended to qualify as like-kind exchanges under the Internal Revenue Code. Such like-kind exchanges are intended to result in the deferral of gain for United States federal income tax purposes. The failure of any such transaction as a like-kind exchange could require us to pay federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding the particular transaction.

Foreclosure Property

Foreclosure property is real property and any personal property incident to such real property (1) that we acquire as the result of having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after a default (or upon imminent default) on a lease of the property or a mortgage loan held by us and secured by the property, (2) for which we acquired the related loan or lease at a time when default was not imminent or anticipated and (3) with respect to which we made a proper election to treat the property as foreclosure property. Foreclosure property also includes certain qualified healthcare property acquired by a REIT as the result of the termination or expiration of a lease of such property (other than by reason of a default, or the imminence of a default, on the lease). In general, we may operate a qualified healthcare facility acquired in this manner through, and in certain circumstances may derive income from, an independent contractor for two years (or up to six years if extensions are granted). For purposes of this rule, a “qualified healthcare property” means a hospital, nursing facility, assisted living facility, congregate care facility, qualified continuing care facility, or other licensed facility which extends medical or nursing or ancillary services to patients and which is operated by a provider which is eligible for participation in the Medicare program with respect to such facility, along with any real property or personal property necessary or incidental to the use of any such facility.

We will generally be subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property. We do not anticipate receiving any income from foreclosure property that does not qualify for purposes of the 75% gross income test.

Asset Tests

At the close of each calendar quarter of our taxable year, we also must satisfy four tests relating to the nature of our assets.

First, at least 75% of the value of our total assets generally must be represented by some combination of “real estate assets,” cash, cash items, United States government securities, and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, real estate assets include interests in real property and stock of other corporations that qualify as REITs, as well as some kinds of mortgage-backed securities and mortgage loans. Real estate assets will also include debt instruments issued by publicly offered REITs, interests in mortgages secured by both real property and personal property if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property, and personal property leased in connection with real property for which the rent attributable to personal property is not greater than 15% of the total rent received under the lease. Assets that do not qualify for purposes of the 75% asset test are subject to the additional asset tests described below.

Second, the value of any one issuer’s securities that we own may not exceed 5% of the value of our total assets.

Third, we may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value.

The 5% and 10% asset tests do not apply to securities of taxable REIT subsidiaries and qualified REIT subsidiaries, and the 10% asset test does not apply to “straight debt” having specified characteristics and to certain other securities described below. Solely for purposes of the 10% asset test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Internal Revenue Code.

Fourth, the aggregate value of all securities of taxable REIT subsidiaries that we hold, together with other non-qualified assets (such as furniture and equipment or other tangible personal property, or non-real estate securities) may not, in the aggregate, exceed 25% of the value of our total assets (for taxable years beginning after December 31, 2017, the 25% threshold is reduced to 20%).

In addition, the value of nonqualified publicly offered REIT debt instruments (i.e., REIT debt instruments that are not interests in mortgages on real property or on interests in real property) that we own may not exceed 25% of the value of our total assets.

Notwithstanding the general rule, as noted above, that for purposes of the REIT income and asset tests we are treated as owning our proportionate share of the underlying assets of a subsidiary partnership, if we hold indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of, the asset tests unless the indebtedness is a qualifying mortgage asset or other conditions are met. Similarly, although stock of another REIT is a qualifying asset for purposes of the REIT asset tests, any non-mortgage debt that is issued by another REIT may not so qualify (although such debt will not be treated as “securities” for purposes of the 10% asset test, as explained below).

Certain securities will not cause a violation of the 10% asset test described above. Such securities include instruments that constitute “straight debt,” which term generally excludes, among other things, securities having contingency features. A security does not qualify as “straight debt” where a REIT (or a controlled taxable REIT subsidiary of the REIT) owns other securities of the same issuer which do not qualify as straight debt, unless the value of those other securities constitute, in the aggregate, 1% or less of the total value of that issuer’s outstanding securities. In addition to straight debt, the Internal Revenue Code provides that certain other securities will not violate the 10% asset test. Such securities include (1) any loan made to an individual or an estate, (2) certain rental agreements pursuant to which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT under attribution rules), (3) any obligation to pay rents from real property, (4) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a nongovernmental entity, (5) any security (including debt securities) issued by another REIT and (6) any debt instrument issued by a partnership if the partnership’s income is of a nature that it would satisfy the 75% gross income test described above under “—Income Tests.” In applying the 10% asset test, a debt security issued by a partnership is not taken into account to the extent, if any, of the REIT’s proportionate interest in the equity and certain debt securities issued by that partnership.

No independent appraisals have been obtained to support our conclusions as to the value of our total assets or the value of any particular security or securities. Moreover, the values of some assets may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for United States federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. Accordingly, there can be no assurance that the Internal Revenue Service will not contend that our interests in our subsidiaries or in the securities of other issuers will not cause a violation of the REIT asset tests.

However, certain relief provisions are available to allow REITs to satisfy the asset requirements or to maintain REIT qualification notwithstanding certain violations of the asset tests. For example, if we should fail to satisfy the asset tests at the end of a calendar quarter such a failure would not cause us to lose our REIT qualification if (a) we satisfied the asset tests at the close of the preceding calendar quarter and (b) the discrepancy between the value of our assets and the asset requirements was not wholly or partly caused by an acquisition of non-qualifying assets, but instead arose from changes in the relative market values of our assets. If the condition described in (b) were not satisfied, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose or by making use of the relief provisions described above.

In the case of de minimis violations of the 10% and 5% asset tests, a REIT may maintain its qualification despite a violation of such requirements if (i) the value of the assets causing the violation does not exceed the lesser of 1% of the REIT’s total assets and $10,000,000 and (ii) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or the relevant tests are otherwise satisfied within that time frame.

Even if we did not qualify for the foregoing relief provisions, one additional provision allows a REIT that fails one or more of the asset requirements to nevertheless maintain its REIT qualification if (1) the REIT provides the Internal Revenue Service with a description of each asset causing the failure, (2) the failure is due to reasonable cause and not willful neglect, (3) the REIT pays a tax equal to the greater of (a) $50,000 per failure and (b) the product of the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate and (4) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or otherwise satisfies the relevant asset tests within that time frame.

Although we believe that we have satisfied the asset tests described above and plan to take steps to ensure that we satisfy such tests for any quarter with respect to which retesting is to occur, there can be no assurance that we will always be successful or will not require a reduction in our overall interest in an issuer. If we fail to cure any noncompliance with the asset tests in a timely manner and the relief provisions described above are not available, we would cease to qualify as a REIT. See “—Failure to Qualify” below.

Annual Distribution Requirements

To maintain our qualification as a REIT, we are required to distribute dividends, other than capital gain dividends, to our shareholders in an amount at least equal to the sum of:

•	90% of our “REIT taxable income”; and

•	90% of our after tax net income, if any, from foreclosure property; minus

•	the excess of the sum of specified items of our non-cash income over 5% of our “REIT taxable income” as described below.

For these purposes, our “REIT taxable income” is computed without regard to the dividends paid deduction and our net capital gain. In addition, for purposes of this test, non-cash income means income attributable to leveling of stepped rents, original issue discount on purchase money debt, cancellation of indebtedness, and any like-kind exchanges that are later determined to be taxable.

In addition, if we dispose of any asset we acquired from a corporation which is or has been a C corporation in a transaction in which our basis in the asset is determined by reference to the basis of the asset in the hands of that C corporation within the ten-year period following our acquisition of such asset, we would be required to distribute at least 90% of the after-tax gain, if any, we recognized on the disposition of the asset, to the extent that gain does not exceed the excess of (a) the fair market value of the asset, over (b) our adjusted basis in the asset, in each case, on the date we acquired the asset.

We generally must pay, or be treated as paying, the distributions described above in the taxable year to which they relate. At our election, a distribution will be treated as paid in a taxable year if it is declared before we timely file our tax return for such year and paid on or before the first regular dividend payment after such declaration, provided such payment is made during the twelve-month period following the close of such year. These distributions generally are taxable to our existing shareholders, other than tax-exempt entities, in the year in which paid. This is so even though these distributions relate to the prior year for purposes of the 90% distribution requirement.

To the extent that we do not distribute all of our net capital gain, or distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be required to pay tax on the undistributed amount at regular corporate tax rates. We believe we have made, and intend to continue to make, timely distributions sufficient to satisfy these annual distribution requirements and to minimize our corporate tax obligations.

We anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and payment of deductible expenses, and the inclusion of income and deduction of expenses in determining our taxable income. In addition, we may decide to retain our cash, rather than distribute it, in order to repay debt or for other reasons. If these timing differences occur, we may be required to borrow funds to pay cash dividends or, if possible, pay dividends consisting, in whole or in part, of our shares.

We will be required to pay a 4% excise tax to the extent we fail to distribute during each calendar year, or in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January immediately following such year, at least the sum of 85% of our ordinary income for such year, 95% of our capital gain net income for the year and any undistributed taxable income from prior periods. Any ordinary income and net capital gain on which this excise tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating such tax.

Under certain circumstances, we may be able to rectify an inadvertent failure to meet the 90% distribution requirement for a year by paying “deficiency dividends” to our shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends, subject to the 4% excise tax described above. However, we will be required to pay interest to the Internal Revenue Service based upon the amount of any deduction claimed for deficiency dividends.

For purposes of the 90% distribution requirement and excise tax described above, distributions declared during the last three months of the taxable year, payable to shareholders of record on a specified date during such period and paid during January of the following year, will be treated as paid by us and received by our shareholders on December 31 of the year in which they are declared.

Failure to Qualify

Specified cure provisions are available to us in the event that we discover a violation of a provision of the Internal Revenue Code that would result in our failure to qualify as a REIT. Except with respect to violations of the REIT income tests and assets tests (for which the cure provisions are described above), and provided the violation is due to reasonable cause and not due to willful neglect, these cure provisions generally impose a $50,000 penalty for each violation in lieu of a loss of REIT status. If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions of the Internal Revenue Code do not apply, we will be required to pay tax, including any applicable alternative minimum tax, on our taxable income at regular corporate tax rates. Distributions to our shareholders in any year in which we fail to qualify as a REIT will not be deductible by us, and we will not be required to distribute any amounts to our shareholders. As a result, we anticipate that our failure to qualify as a REIT would reduce the cash available for distribution by us to our shareholders. In addition, if we fail to qualify as a REIT, all distributions to our shareholders will be taxable as regular corporate dividends to the extent of our current and accumulated earnings and profits. In this event, subject to certain limitations under the Internal Revenue Code, corporate distributees may be eligible for the dividends-received deduction and individuals may be eligible for preferential tax rates on any qualified dividend income. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year in which we lost our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

Tax Aspects of the Partnerships

General

We own, directly or indirectly, interests in various partnerships and limited liability companies which are treated as partnerships or disregarded entities for United States federal income tax purposes and may own interests in additional partnerships and limited liability companies in the future. Our ownership interests in such partnerships and limited liability companies involve special tax considerations. These special tax considerations include, for example, the possibility that the Internal Revenue Service might challenge the status of one or more of the partnerships or limited liability companies in which we own an interest as partnerships or disregarded entities, as opposed to associations taxable as corporations, for United States federal income tax purposes. If a partnership or limited liability company in which we own an interest, or one or more of its subsidiary partnerships or limited liability companies, were treated as an association, it would be taxable as a corporation and would therefore be subject to an entity-level tax on its income. In this situation, the character of our assets and items of gross income would change, and could prevent us from satisfying the REIT asset tests and possibly the REIT income tests. See “—Taxation of the Trust—Asset Tests” and “—Taxation of the Trust—Income Tests.” This, in turn, could prevent us from qualifying as a REIT. See “—Failure to Qualify” for a discussion of the effect of our failure to meet these tests. In addition, a change in the tax status of one or more of the partnerships or limited liability companies in which we own an interest might be treated as a taxable event. If so, we might incur a tax liability without any related cash distributions.

Treasury Regulations that apply for tax periods beginning on or after January 1, 1997, provide that a domestic business entity not organized or otherwise required to be treated as a corporation (an “eligible entity”) may elect to be taxed as a partnership or disregarded entity for United States federal income tax purposes. Unless it elects otherwise, an eligible entity in existence prior to January 1, 1997, will have the same classification for United States federal income tax purposes that it claimed under the entity classification Treasury Regulations in effect prior to this date. In addition, an eligible entity which did not exist or did not claim a classification prior to January 1, 1997, will be classified as a partnership or disregarded entity for federal income tax purposes unless it elects otherwise. All of the partnerships and limited liability companies in which we own an interest intend to claim classification as partnerships or disregarded entities under these Treasury Regulations. As a result, we believe that these partnerships and limited liability companies will be classified as partnerships or disregarded entities for United States federal income tax purposes.

Allocations of Income, Gain, Loss and Deduction

A partnership or limited liability company agreement generally will determine the allocation of income and losses among partners or members. These allocations, however, will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Internal Revenue Code and the related Treasury Regulations. Generally, Section 704(b) of the Internal Revenue Code and the related Treasury Regulations require that partnership and limited liability company allocations respect the economic arrangement of the partners or members. If an allocation is not recognized for United States federal income tax purposes, the relevant item will be reallocated according to the partners’ or members’ interests in the partnership or limited liability company, as the case may be. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners or members with respect to such item. The allocations of taxable income and loss in each of the entities treated as partnerships in which we own an interest are intended to comply with the requirements of Section 704(b) of the Internal Revenue Code and the applicable Treasury Regulations.

Tax Allocations with Respect to the Properties

Under Section 704(c) of the Internal Revenue Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership or limited liability company in exchange for an interest in the partnership or limited liability company must be allocated in a manner so that the contributing partner or member is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss generally is equal to the difference between the fair market value or book value and the adjusted tax basis of the contributed property at the time of contribution. These allocations are solely for United States federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners or members. Some of the partnerships and/or limited liability companies in which we own an interest were formed by way of contributions of appreciated property. The relevant partnership and/or limited liability company agreements require that allocations be made in a manner consistent with Section 704(c) of the Internal Revenue Code. This could cause us to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to us if the contributed properties were acquired in a cash purchase, and could cause us to be allocated taxable gain upon a sale of the contributed properties in excess of the economic or book income allocated to us as a result of such sale. These adjustments could make it more difficult for us to satisfy the REIT distribution requirements.

Taxation of Holders of Our Shares

The following summary describes certain of the United States federal income tax consequences of owning and disposing of our common shares.

Taxable U.S. Shareholders Generally

If you are a “U.S. holder,” as defined below, this section applies to you.

Definition of U.S. Holder

A “U.S. holder” is a beneficial holder of common shares or a beneficial holder of debt securities who is:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation for United States federal income tax purposes created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a United States court and the control of one or more United States persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

If any entity that is treated as a partnership for United States federal income tax purposes holds our shares of beneficial interest, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership are urged to consult their tax advisors about the United States federal income tax consequences of the acquisition, ownership and disposition of our shares of beneficial interest.

Distributions Generally

Distributions out of our current or accumulated earnings and profits will be treated as dividends and, other than capital gain dividends and certain amounts that have previously been subject to corporate level tax, discussed below, will be taxable to taxable U.S. holders as ordinary income when actually or constructively received. See “—Tax Rates” below. As long as we qualify as a REIT, these distributions will not be eligible for the dividends-received deduction in the case of U.S. holders that are corporations or, except to the extent provided in “—Tax Rates” below, the preferential rates on qualified dividend income applicable to non-corporate taxpayers.

To the extent that we make distributions on our shares in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to a U.S. holder. This treatment will reduce the U.S. holder’s adjusted tax basis in its shares by the amount of the distribution, but not below zero. Distributions in excess of our current and accumulated earnings and profits and in excess of a U.S. holder’s adjusted tax basis in its shares will be taxable as capital gain. Such gain will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and which are payable to a holder of record on a specified date in any of these months will be treated as both paid by us and received by the holder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following year. U.S. holders may not include in their own income tax returns any of our net operating losses or capital losses.

Capital Gain Dividends

Dividends that we properly designate as capital gain dividends will be taxable to taxable U.S. holders as gains from the sale or disposition of a capital asset, to the extent that such gains do not exceed our actual net capital gain for the taxable year. These dividends may be taxable to non-corporate U.S. holders at a 20% or 25% rate. See “—Tax Rates” below. U.S. holders that are corporations may, however, be required to treat up to 20% of some capital gain dividends as ordinary income. The amount of dividends that we designate as qualified dividends and capital gains dividends with respect to any taxable year may not exceed the dividends we pay with respect to such year.

Retention of Net Capital Gains

We may elect to retain, rather than distribute as a capital gain dividend, all or a portion of our net capital gains. If we make this election, we would pay tax on our retained net capital gains. In addition, to the extent we so elect, a U.S. holder generally would:

•	include its pro rata share of our undistributed net capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls, subject to certain limitations as to the amount that is includable;

•	be deemed to have paid the United States federal corporate income tax imposed on us on the designated amounts included in the U.S. holder’s long-term capital gains;

•	receive a credit or refund for the amount of tax deemed paid by it;

•	increase the adjusted basis of its shares by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

•	in the case of a U.S. holder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be promulgated by the Internal Revenue Service.

Passive Activity Losses and Investment Interest Limitations

Distributions we make and gain arising from the sale or exchange by a U.S. holder of our shares will not be treated as passive activity income. As a result, U.S. holders generally will not be able to apply any “passive losses” against this income or gain. A U.S. holder may elect to treat capital gain dividends, capital gains from the disposition of shares and qualified dividend income as investment income for purposes of computing the investment interest limitation, but in such case, the U.S. holder will be taxed at ordinary income rates on such amount. Other distributions made by us, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

Dispositions of Our Shares

If a U.S. holder sells or disposes of our common shares to a person other than us, it will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and its adjusted basis in the shares for tax purposes. This gain or loss, except as provided below, will be long-term capital gain or loss if the U.S. holder has held the shares for more than one year at the time of such sale or disposition. If, however, a U.S. holder recognizes loss upon the sale or other disposition of our shares that it has held for six months or less, after applying certain holding period rules, the loss recognized will be treated as a long-term capital loss, to the extent the U.S. holder received distributions from us which were required to be treated as long-term capital gains. All or a portion of any loss that a U.S. holder realizes on a taxable disposition of our shares may be disallowed if the U.S. holder makes a purchase of our shares within 30 days before or after the disposition. Capital losses generally are available only to offset capital gains of the U.S. holder except in the case of individuals, who may offset up to $3,000 of ordinary income each year.

If an investor recognizes a loss upon a subsequent disposition of our shares or other securities in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss-generating transaction to the Internal Revenue Service. These regulations, though directed towards “tax shelters,” are broadly written and apply to transactions that would not typically be considered tax shelters. The Internal Revenue Code imposes significant penalties for failure to comply with these requirements. You are urged to consult with your tax advisor concerning any possible disclosure obligation with respect to the receipt or disposition of our common shares or transactions that we might undertake directly or indirectly. Moreover, you should be aware that we and other participants in the transactions in which we are involved (including their advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Redemption of Our Shares

A redemption of our common shares will be treated under Section 302 of the Internal Revenue Code as a distribution taxable as a dividend to the extent of our current and accumulated earnings and profits at ordinary income rates unless the redemption satisfies one of the tests set forth in Section 302(b) of the Internal Revenue Code and is therefore treated as a sale or exchange of the redeemed shares. The redemption will be treated as a sale or exchange if it:

•	is “substantially disproportionate” with respect to the U.S. holder;

•	results in a “complete termination” of the U.S. holder’s share ownership in the Trust; or

•	is “not essentially equivalent to a dividend” with respect to the U.S. holder;

all within the meaning of Section 302(b) of the Internal Revenue Code. In determining whether any of these tests have been met, shares, including common shares and other equity interests in us, considered to be owned by the U.S. holder by reason of certain constructive ownership rules set forth in the Internal Revenue Code, as well as shares actually owned by the U.S. holder, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Internal Revenue Code will be satisfied with respect to the U.S. holder depends upon the facts and circumstances at the time of the redemption, U.S. holders are advised to consult their tax advisors to determine the appropriate tax treatment.

If a redemption of our shares is treated as a distribution taxable as a dividend, the amount of the distribution will be measured by the amount of cash and the fair market value of any property received. A U.S. holder’s adjusted basis in the redeemed shares for tax purposes will be transferred to its remaining shares, if any. If a U.S. holder owns no other shares, such basis may, under certain circumstances, be transferred to a related person or it may be lost entirely.

If a redemption of our shares is not treated as a distribution taxable as a dividend, it will be treated as a taxable sale or exchange in the manner described above under “—Dispositions of Our Shares.”

Tax Rates

The maximum tax rate for non-corporate taxpayers for (1) capital gains, including certain “capital gain dividends,” is currently 20% (although depending on the characteristics of the assets which produced these gains and on designations which we may make, certain capital gain dividends may be taxed at a 25% rate) and (2) “qualified dividend income” is currently 20%. In general, dividends payable by REITs are not eligible for the reduced tax rate on corporate dividends, and, therefore, will be subject to tax at ordinary income rates (generally, a maximum rate of 39.6%), except for (1) to the extent that certain holding requirements have been met, dividends attributable to dividends received by the REIT from taxable corporations (such as its taxable REIT subsidiaries), (2) dividends attributable to income that was subject to tax at the corporate/REIT level (for example, taxable income that the REIT retained and paid tax on in the prior taxable year), or (3) dividends properly designated by the REIT as “capital gain dividends.” In addition, U.S. holders that are corporations may be required to treat up to 20% of some capital gain dividends as ordinary income. Finally, certain U.S. holders who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax on dividends and certain other investment income, including capital gains from the sale or other disposition of our shares of beneficial interest.

Backup Withholding

We report to our U.S. holders and the Internal Revenue Service the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a U.S. holder may be subject to backup withholding with respect to dividends paid unless the U.S. holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. holder that does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the Internal Revenue Service. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the U.S. holder’s United States federal income tax liability, provided the required information is furnished to the Internal Revenue Service on a timely basis. In addition, we may be required to withhold a portion of capital gain distributions to any holders who fail to certify their non-foreign status. See “—Non-U.S. Shareholders.”

Tax-Exempt Shareholders

Dividend income from us and gain arising upon a sale of our common shares generally will not be unrelated business taxable income to a tax-exempt holder, except as described below. This income or gain will be unrelated business taxable income, however, if a tax-exempt holder holds its shares as “debt-financed property” within the meaning of the Internal Revenue Code or if the shares are used in a trade or business of the tax-exempt holder. Generally, debt-financed property is property the acquisition or holding of which was financed through a borrowing by the tax-exempt holder.

For tax-exempt holders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, or qualified group legal services plans exempt from United States federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) or (c)(20) of the Internal Revenue Code, respectively, income from an investment in our shares will constitute unrelated business taxable income unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” may be treated as unrelated business taxable income as to certain trusts that hold more than 10%, by value, of the interests in the REIT. A REIT will not be a “pension-held REIT” if it is able to satisfy the “not closely held” requirement without relying on the “look-through” exception with respect to certain trusts or if such REIT is not “predominantly held” by “qualified trusts.” As a result of limitations on the transfer and ownership of shares contained in our charter, we do not expect to be classified as a “pension-held REIT,” and as a result, the tax treatment described in this paragraph should be inapplicable to our holders. However, because our shares are publicly traded, we cannot guarantee that this will always be the case.

Tax-exempt holders are urged to consult their tax advisors regarding the United States federal, state, local and foreign income and other tax consequences of owning our shares.

Non-U.S. Shareholders

The following discussion addresses the rules governing United States federal income taxation of the ownership and disposition of our common shares by non-U.S. holders. The term “non-U.S. holder” means a beneficial owner of a common share that is not a U.S. holder or a partnership (or entity or arrangement taxed as a partnership for United States federal income tax purposes). These rules are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of United States federal income taxation that may be relevant to a non-U.S. holder in light of its particular circumstances and does not address any state, local or foreign tax consequences. We urge non-U.S. holders to consult their tax advisors to determine the impact of federal, state, local and United States foreign income tax laws on the acquisition, ownership, and disposition of our shares, including any reporting requirements.

Distributions Generally

Ordinary Dividends

The portion of dividends received by non-U.S. holders that (1) is payable out of our earnings and profits, (2) is not attributable to capital gains that we recognize and (3) is not effectively connected with a United States trade or business of the non-U.S. holder, will be subject to United States withholding tax at the rate of 30%, unless reduced or eliminated by treaty.

In general, non-U.S. holders will not be considered to be engaged in a United States trade or business solely as a result of their ownership of our shares. In cases where the dividend income from a non-U.S. holder’s investment in our shares is, or is treated as, effectively connected with the non-U.S. holder’s conduct of a United States trade or business, the non-U.S. holder will generally be subject to United States federal income tax at graduated rates, in the same manner as United States holders are taxed with respect to such dividends. Such effectively connected income must generally be reported on a United States income tax return filed by or on behalf of the non-U.S. holder. The income may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty) in the case of a non-U.S. holder that is a corporation.

Non-Dividend Distributions

Unless (i) our shares constitute a United States real property interest, as described below, or (ii) either the non-U.S. holder’s investment in our shares is effectively connected with a United States trade or business conducted by such non-U.S. holder (in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to any gain) or the non-U.S. holder is a nonresident alien individual who is present in the U.S. for 183 days or more during the taxable year and satisfies certain other conditions (in which case the non-U.S. holder will be subject to a 30% tax on his or her net capital gain for the year), distributions that we make which are not dividends out of our earnings and profits will not be subject to United States income tax. A non-U.S. holder may seek a refund from the Internal Revenue Service of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits. If our shares constitute a United States real property interest, as described below, distributions that we make in excess of the sum of (1) the shareholder’s proportionate share of our earnings and profits, plus (2) the shareholder’s basis in its shares, will be taxed under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”), at the rate of tax, including any applicable capital gains rates, that would apply to a United States shareholder of the same type (i.e., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a withholding at a rate of 15% of the amount by which the distribution exceeds the shareholder’s share of our earnings and profits.

Because we generally cannot determine at the time we make a distribution whether the distribution will exceed our earnings and profits, we may withhold tax at a rate of 30% (unless reduced or eliminated by treaty) on the entire amount of any distribution. In general, a non-U.S. holder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

Capital Gain Dividends

Under FIRPTA, a distribution that we make to a non-U.S. holder, to the extent attributable to gains from dispositions of United States real property interest that we held directly or through pass-through subsidiaries, or United States real property interest capital gains, will, except as described below, be considered effectively connected with a United States trade or business of the non-U.S. holder and will be subject to United States income tax at the rates applicable to United States individuals or corporations, without regard to whether we designate the distribution as a capital gain dividend. See “—Distributions Generally,” for a discussion of the consequences of income that is effectively connected with a United States trade or business. In addition, we will be required to withhold tax equal to 35% of the maximum amount that could have been designated as United States real property interest capital gain dividends. Distributions subject to FIRPTA may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty) in the hands of a non-U.S. holder that is a corporation. A distribution is not attributable to United States real property interest capital gain if we held an interest in the underlying asset solely as a creditor. Capital gain dividends received by a non-U.S. holder that are attributable to dispositions of our assets other than United States real property interests are not subject to United States federal income or withholding tax, unless (1) the gain is effectively connected with the non-U.S. holder’s United States trade or business, in which case the non-U.S. holder would be subject to the same treatment as U.S. holders with respect to such gain, except that a non-U.S. holder that is a corporation may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty) or (2) the non-U.S. holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. holder will incur a 30% tax on his capital gains.

Notwithstanding the foregoing, a capital gain dividend that would otherwise have been treated as a United States real property interest capital gain will not be so treated or be subject to FIRPTA, and will generally not be treated as income that is effectively connected with a United States trade or business, but instead will be treated in the same manner as an ordinary dividend (see “—Distributions Generally”), if (1) the capital gain dividend is received with respect to a class of shares that is regularly traded on an established securities market located in the United States and (2) the recipient non-U.S. holder does not own more than 10% of that class of shares at any time during the one-year period ending on the date on which the capital gain dividend is received.

Retention of Net Capital Gains

Although the law is not clear on the matter, it appears that amounts we designate as retained capital gains in respect of the common shares held by U.S. holders generally should be treated with respect to non-U.S. holders in the same manner as actual distributions by us of capital gain dividends. Under this approach, a non-U.S. holder would be able to offset as a credit against its United States federal income tax liability resulting from its proportionate share of the tax paid by us on such retained capital gains, and to receive from the Internal Revenue Service a refund to the extent of the non-U.S. holder’s proportionate share of such tax paid by us exceeds its actual United States federal income tax liability.

Dispositions of Our Shares

Gain recognized by a non-U.S. holder upon the sale or exchange of our common shares generally will not be subject to United States federal income taxation unless such shares constitutes a United States real property interest within the meaning of FIRPTA. Our shares will not constitute a United States real property interest so long as we are a domestically-controlled qualified investment entity. A domestically-controlled qualified investment entity includes a REIT in which at all times during a specified testing period less than 50% in value of its shares is held directly or indirectly by non-U.S. holders. We believe, but cannot guarantee, that we have been a domestically-controlled qualified investment entity. Even if we have been a domestically-controlled qualified investment entity, because our shares of beneficial interest are publicly traded, no assurance can be given that we will continue to be a domestically-controlled qualified investment entity.

Notwithstanding the foregoing, gain from the sale or exchange of our shares not otherwise subject to FIRPTA will be taxable to a non-U.S. holder if either (1) the investment in our shares is treated as effectively connected with the non-U.S. holder’s United States trade or business or (2) the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met. In general, even if we are a domestically controlled qualified investment entity, upon disposition of our shares (subject to the 10% exception applicable to “regularly traded” shares described above), a non-U.S. holder may be treated as having gain from the sale or exchange of United States real property interest if the non-U.S. holder (1) disposes of our shares within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a United States real property interest and (2) acquires, or enters into a contract or option to acquire, other shares of ours within 30 days after such ex-dividend date. Non-U.S. holders should contact their tax advisors regarding the tax consequences of any sale, exchange, or other taxable disposition of our common shares.

Even if we do not qualify as a domestically-controlled qualified investment entity at the time a non-U.S. holder sells or exchanges our shares, gain arising from such a sale or exchange would not be subject to United States taxation under FIRPTA as a sale of a United States real property interest if:

(1) our shares are “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, such as the NYSE; and

(2) such non-U.S. holder owned, actually and constructively, 10% or less of our shares throughout the applicable testing period.

If gain on the sale or exchange of our shares were subject to United States taxation under FIRPTA, the non-U.S. holder would be subject to regular United States federal income tax with respect to such gain in the same manner as a taxable U.S. holder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). In addition, if our shares are not then traded on an established securities market, the purchaser of the common shares would be required to withhold and remit to the Internal Revenue Service 15% of the purchase price. If amounts withheld on a sale, redemption, repurchase, or exchange of our common shares exceed the holder’s substantive tax liability resulting from such disposition, such excess may be refunded or credited against such non-U.S. holder’s United States federal income tax liability, provided that the required information is provided to the Internal Revenue Service on a timely basis. Amounts withheld on any such sale, exchange or other taxable disposition of our common shares may not satisfy a non-U.S. holder’s entire tax liability under FIRPTA, and such non-U.S. holder remains liable for the timely payment of any remaining tax liability.

Backup Withholding Tax and Information Reporting

Generally, we must report annually to the Internal Revenue Service the amount of dividends paid to a non-U.S. holder, such non-U.S. holder’s name and address, and the amount of tax withheld, if any. A similar report is sent to the non-U.S. holder. Pursuant to tax treaties or other agreements, the Internal Revenue Service may make its reports available to tax authorities in the non-U.S. holder’s country of residence.

Payments of dividends or of proceeds from the disposition of shares made to a non-U.S. holder may be subject to information reporting and backup withholding unless such non-U.S. holder establishes an exemption, for example, by properly certifying its non-U.S. status on an Internal Revenue Service Form W-8BEN or W-8BEN-E, or another appropriate version of Internal Revenue Service Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we have or our paying agent has actual knowledge, or reason to know, that a non-U.S. holder is a United States person. Payments of the proceeds from a disposition or a redemption of shares that occurs outside the United States by a non-U.S. holder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) generally will apply to the payment if the broker has certain connections with the United States unless the broker has documentary evidence in its records that demonstrates that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established. Payment of the proceeds from a disposition of shares by a non-U.S. holder made by or through the United States office of a broker generally is subject to information reporting and backup withholding unless the non-U.S. holder certifies under penalties of perjury that it is not a United States person and satisfies certain other requirements, or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the Internal Revenue Service on a timely basis.

Other Tax Considerations

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Internal Revenue Code (“FATCA”) impose United States withholding taxes on certain United States source payments made to “foreign financial institutions” and certain other non-U.S. entities and on certain non-U.S. “pass thru” payments made, and disposition proceeds of United States securities. Under FATCA, the failure to comply with certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. holders who own their shares of beneficial interest through foreign accounts or foreign intermediaries and certain non-U.S. holders. FATCA imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, our shares of beneficial interest paid to a foreign financial institution or to a foreign entity other than a financial institution, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign entity that is not a financial institution either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner. Except to the extent otherwise provided in an applicable intergovernmental agreement between the United States and the relevant foreign government or an applicable exemption, if the payee is a foreign financial institution, it must enter into an agreement with the United States Treasury requiring, among other things, that it undertake to identify accounts held by certain United States persons or United States-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. United States Treasury Regulations provide that FATCA withholding generally will apply to (i) dividend distributions made after June 30, 2014, (ii) gross proceeds from the sale, exchange, retirement or other disposition of stock paid after December 31, 2018 and (iii) certain pass-thru payments received with respect to instruments held through foreign financial institutions after the later of December 31, 2018 and the date on which final U.S. Treasury Regulations defining such pass-thru payments are issued. Prospective investors should consult their tax advisors regarding the application of FATCA in their particular circumstances.

State and Local Taxes

We may be required to pay tax in various state or local jurisdictions, including those in which we transact business, and our holders may be required to pay tax in various state or local jurisdictions, including those in which they reside. Our state and local tax treatment may not conform to the United States federal income tax consequences discussed above. In addition, a holder’s state and local tax treatment may not conform to the United States federal income tax consequences discussed above. Consequently, prospective investors should consult their tax advisors regarding the effect of state and local tax laws on an investment in our shares.

Legislative or Other Actions Affecting REITs

The present United States federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time. The REIT rules are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the Treasury, which review may result in statutory changes as well as revisions to regulations and interpretations. Changes to the United States federal tax laws and interpretations thereof could adversely affect an investment in our shares of beneficial interest.

PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

On May 2, 2016, we entered into an Amended and Restated ATM Equity OfferingSM Sales Agreement with Merrill Lynch relating to our common shares offered by this prospectus. In accordance with the terms of the sales agreement, we may offer and sell our common shares having an aggregate sales price of up to $50,000,000 from time to time through Merrill Lynch as our sales agent. Prior to the date of this prospectus, we sold common shares having an aggregate sales price of $26,701,986 pursuant to the original sales agreement and a separate prospectus dated November 30, 2012, as supplemented by a prospectus supplement dated November 8, 2013. As of the date of this prospectus, we may offer and sell up to $23,296,027 in aggregate sales price of common shares from time to time pursuant to the sales agreement and this prospectus.

Sales of the common shares, if any, will be made by means of ordinary brokers’ transactions on the NYSE or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. As sales agent, Merrill Lynch will not engage in any transactions that stabilize our common shares.

Under the terms of the sales agreement, we also may sell our common shares to Merrill Lynch as principal for its own account at a price agreed upon at the time of sale. Merrill Lynch may offer the common shares sold to it as principal from time to time through public or private transactions at market prices prevailing at the time of sale, at fixed prices, at negotiated prices, at various prices determined at the time of sale or at prices related to prevailing market prices.

Merrill Lynch will offer the common shares subject to the terms and conditions of the sales agreement on a daily basis or as otherwise agreed upon by us and Merrill Lynch. We will designate the maximum amount of common shares to be sold through Merrill Lynch on a daily basis or otherwise determine such maximum amount together with Merrill Lynch. Subject to the terms and conditions of the sales agreement, Merrill Lynch will use its commercially reasonable efforts to sell on our behalf all of the designated common shares. We may instruct Merrill Lynch not to sell common shares if the sales cannot be effected at or above the price designated by us in any such instruction. We or Merrill Lynch may suspend the offering of common shares being made through Merrill Lynch under the sales agreement upon proper notice to the other party.

Merrill Lynch will receive from us a commission equal to 2.5% of the gross sales price per share for any common shares sold through it as our sales agent under the sales agreement. The remaining sales proceeds, after deducting any expenses payable by us and any transaction fees imposed by any governmental, regulatory, or self-regulatory organization in connection with the sales, will equal our net proceeds for the sale of such common shares.

Merrill Lynch will provide written confirmation to us following the close of trading on the NYSE each day in which common shares are sold by it for us under the sales agreement. Each confirmation will include the number of common shares sold on that day, the gross sales price per share, the net proceeds to us, and the compensation payable by us to Merrill Lynch.

Settlement for sales of common shares will occur, unless the parties agree otherwise, on the third business day that is also a trading day following the date on which any sales were made in return for payment of the net proceeds to us. There is no arrangement for funds to be received in an escrow, trust, or similar arrangement.

We will report at least quarterly the number of common shares sold through Merrill Lynch under the sales agreement, the net proceeds to us, and the compensation paid by us to Merrill Lynch in connection with the sales of common shares.

In connection with the sale of the common shares on our behalf, Merrill Lynch may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, or the Securities Act, and the compensation paid to Merrill Lynch may be deemed to be underwriting commissions or discounts. We have agreed in the sales agreement to provide indemnification and contribution to Merrill Lynch against certain liabilities, including liabilities under the Securities Act.

In the ordinary course of their business, Merrill Lynch and/or its affiliates have in the past performed, and may continue to perform, investment banking, broker dealer, lending, financial advisory, or other services for us for which they have received, or may receive, separate fees. In particular, an affiliate of Merrill Lynch is a lender under our revolving credit agreement, and will receive a pro rata portion of any net proceeds from this offering used to repay amounts outstanding under such credit agreement.

If Merrill Lynch or we have reason to believe that the exemptive provisions set forth in Rule 101(c)(1) of Regulation M under the Exchange Act are not satisfied, that party will promptly notify the other and sales of common shares under the sales agreement will be suspended until that or other exemptive provisions have been satisfied in the judgment of Merrill Lynch and us.

We estimate that the total expenses of the offering payable by us, excluding discounts and commissions payable to Merrill Lynch under the sales agreement, will be approximately $500,000.

The offering of common shares pursuant to the sales agreement after the date hereof will terminate upon the earlier of (1) the sale of our common shares having an aggregate sales price of $23,296,027 or (2) the termination of the sales agreement by either Merrill Lynch or us.

LEGAL MATTERS

Certain legal matters regarding the common shares and tax matters will be passed upon for us by Norton Rose Fulbright US LLP, New York, New York. Sidley Austin LLP, New York, New York, has acted as counsel to the sales agent.

EXPERTS

The consolidated financial statements and financial statement schedule of Universal Health Realty Income Trust and subsidiaries as of December 31, 2015 and 2014, and for each of the years in the three-year period ended December 31, 2015, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2015 included in Universal Health Realty Income Trust’s Annual Report on Form 10-K for the year ended December 31, 2015, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein and upon the authority of said firm as experts in auditing and accounting.

STATEMENT CONCERNING LIMITED LIABILITY

The declaration of trust establishing Universal Health Realty Income Trust, dated August 5, 1986, a copy of which, together with all amendments thereto (the “Declaration”), is filed in The Office of The Department of Assessments and Taxation of The State of Maryland, provides that the name “Universal Health Realty Income Trust” refers to the trustees under the Declaration collectively as trustees, but not individually or personally, and that no trustee, officer, shareholder, employee or agent of the Trust shall be held to any personal liability, jointly or severally, for any obligation of, or claim against, the Trust. All persons dealing with the Trust, in any way, shall look only to the assets of the Trust for the payment of any sum or the performance of any obligation.